SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                 TENON LIMITED
                               (Name of Issuer)

                                ORDINARY SHARES
                               PREFERENCE SHARES
                        (TITLE OF CLASS OF SECURITIES)

                                   339324873
                      (CUSIP Number for Ordinary Shares)
                                   339324808
                     (CUSIP Number for Preference Shares)

                                RUBICON LIMITED
                           LEVEL 6, MICROSOFT HOUSE
                              7-9 FANSHAWE STREET
                                   AUCKLAND
                                  NEW ZEALAND
                                 +64 9 3569800
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                   COPY TO:

                              RICHARD HALL, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 474-1000

                                 JUNE 4, 2004

            (Date of Event which Requires Filing of this Statement)

==============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

          This Statement on Schedule 13D, as amended by Amendment No. 1 filed on May 28, 2004, is hereby amended as set forth below in this Amendment No. 2. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction.

          The disclosure in the third paragraph of Item 4 is amended by adding at the end the following:

          "On June 4, 2004, Rubicon Forests Limited declared unconditional its offer to purchase that number of Ordinary Shares and/or Preference Shares that, when taken together with the voting rights already held or controlled by Rubicon Forests Limited, confer 50.01% of the voting rights in the Company. At that time, approximately 11,000 Ordinary Shares and 6,000 Preference Shares had been tendered into the offer."



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

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2004

                                          RUBICON LIMITED,

                                            by
                                                  /s/ Mark Alan Taylor
                                               ------------------------------
                                               Name: Mark Alan Taylor
                                               Title: Company Secretary


                                          RUBICON FORESTS HOLDINGS LIMITED,
                                            by
                                                  /s/ Simon Luke Moriarty
                                               ------------------------------
                                               Name: Simon Luke Moriarty
                                               Title: Director


                                          RUBICON FORESTS INVESTMENTS LIMITED,
                                            by
                                                  /s/ Simon Kenneth Ross Aimer
                                               -------------------------------
                                               Name: Simon Kenneth Ross Aimer
                                               Title: Director


                                          RUBICON FORESTS LIMITED,
                                            by
                                                  /s/ Bruce Griffith Burton
                                               -------------------------------
                                                  Name: Bruce Griffith Burton
                                                  Title: CEO and CFO



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